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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

KISKA METALS CORPORATION

(the “Corporation”)

The undersigned, being all of the directors of the Corporation, hereby consent in writing to the following resolutions passed as of May 22, 2012.

ANNUAL AND SPECIAL MEETING DATE

BE IT RESOLVED that the directors hereby approve and fix the following dates and place for the 2012 annual and special meeting of the Corporation:

(a)

meeting date:

June 21, 2012 at 2:00 p.m. at:

Le Soleil

567 Hornby Street

Vancouver, British Columbia;

(b)

record date:

May 14, 2012; and

(c)

cut-off date for deposit of proxies:

June 19, 2012 at 2:00 p.m.

APPROVAL OF MEETING DOCUMENTS

BE IT RESOLVED that:

(a)

the following documents (collectively, the “Meeting Documents”) in respect of the Corporation’s annual and special meeting to be held on June 21, 2012, copies of which have been presented to each of the directors, are hereby approved:

(i)

notice of meeting (the “Notice”) and information circular, including any and all schedules attached thereto, (together, the “Circular”);

(ii)

form of proxy;

(iii)

voting instruction form; and

(iv)

supplemental mail return card;

(b)

any director or officer of the Corporation is hereby authorized to make such changes to the Meeting Documents as he deems necessary or desirable;

(c)

any director or officer of the Corporation is hereby authorized and directed on behalf of and in the name of the board of directors to execute the Notice and the Circular;

(d)

the sending of the Meeting Documents to the shareholders of the Corporation is hereby approved; and

(e)

any director or officer of the Corporation is hereby authorized and directed on behalf of the Corporation and in the name of the Corporation to deliver all such other instruments, agreements and documents and to do all such acts and things as in his opinion may be necessary or desirable in connection with this resolution, such approval to be conclusively evidenced by his or her execution and delivery of such instruments, agreements and documents.

MISCELLANEOUS

BE IT RESOLVED that any one director or officer of the Corporation, each with full authority to act without the others, is authorized and empowered to do all such other acts and deeds and to execute and deliver all such other documents and instruments as they may deem necessary or desirable for the purpose of implementing these resolutions.

EXECUTION IN COUNTERPARTS

These resolutions may be signed in as many counterparts as may be necessary and may be delivered by facsimile, each of which so signed will be deemed to be an original, and such counterparts together will constitute one and the same instrument.

GEOFFREY CHATER

BIPIN A. GHELANI

GEORGE R. IRELAND

JOHN A. KANELLITSAS

JACK MILLER

MARK T.H. SELBY

JASON S. WEBER